UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Evolv Technologies Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 par value
(Title of Class of Securities)
30049H102
(CUSIP Number)

Michael Philip Ellenbogen
Chief Innovation Officer and Founder
c/o Evolv Technologies Holdings, Inc.
500 Totten Pond Road, 4th Floor,
Waltham, Massachusetts 02451
(781) 374-8100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 30, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30049H102	13D	Page 1 of 1 pages

1	Names of Reporting Persons Michael Philip Ellenbogen
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 5,234,655
	8	Shared Voting Power 2,411,122
	9	Sole Dispositive Power 5,234,655
	10	Shared Dispositive Power 2,411,122
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,645,777
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 5.2%
14	Type of Reporting Person IN

Item 1.    Security and Issuer.

    This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Evolv Technologies Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 500 Totten Pond Road, 4th Floor, Waltham, Massachusetts 02451.
Item 2.    Identity and Background.
The Schedule 13D is being filed by Michael Philip Ellenbogen (the “Reporting Person”).
The Reporting Person is a citizen of the United States. The business address of the Reporting Person is 500 Totten Pond Road, 4th Floor, Waltham, Massachusetts 02451. The principal occupation of the Reporting Person is serving as the Chief Innovation Officer and Founder and a director of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), the Reporting Person received 2,856,988 shares of Class A Common Stock and options to purchase 2,278,580 shares of Class A Common Stock and the Family Horizon Trust and the E Ventures Trust, trusts controlled by the Reporting Person, received 151,135 shares of Class A Common Stock and 2,259,987 shares of Class A Common Stock, respectively, over which the Reporting Person may be deemed to have sole or shared beneficial ownership as a result of his position as co-trustee of such trusts.

On September 27, 2021, subsequent to the closing of the Business Combination, the Reporting Person was granted 500 restricted stock units (“RSUs”) as compensation under the Company’s 2021 Incentive Award Plan (the “2021 Plan”), which settle, upon vesting, in an equivalent amount of shares of Class A Common Stock, as an executive officer of the Issuer, and vested on September 21, 2022.

On March 1, 2022, the Reporting Person was granted as compensation under the 2021 Plan (i) 143,266 RSUs, which vest in three equal installments commencing on March 1, 2023 and settle, upon vesting, in an equivalent amount of shares of Class A Common Stock, and (ii) 215,517 options to purchase an equivalent amount of shares of Class A Common Stock, which vest and become exercisable as to 25% of the underlying shares on March 1, 2023 and in twelve equal quarterly installments thereafter.

On March 31, 2022, the Reporting Person was granted 5,000 performance-based RSUs as compensation under the 2021 Plan. 50% of the performance-based RSUs vested on January 1, 2023 based on achieving an annual bookings goal for the fiscal year ended December 31, 2022 and the Reporting Person received 2,500 shares of Class A Common Stock of the Issuer. The remaining RSUs will vest on January 1, 2024, subject to the Reporting Person’s continued employment through such vesting date.

Item 4.    Purpose of Transaction.

Business Combination
    On July 16, 2021, pursuant to the Agreement and Plan of Merger, dated March 5, 2021, with NHIC Sub Inc. (“Merger Sub”), a wholly-owned subsidiary of NewHold Investment Corp. (“NHIC”), and Evolv Technologies, Inc. d/b/a Evolv Technology, Inc. (“Legacy Evolv”), as amended by that certain First Amendment to Agreement and Plan of Merger, dated June 5, 2021, by and among NHIC, Merger Sub and Legacy Evolv (the “Amendment” and as amended, the “Merger Agreement”), Merger Sub was merged with and into Legacy Evolv, which survived the merger as a wholly-owned subsidiary of NHIC (the “Business Combination”). Upon the closing of the Business Combination, NHIC changed its name to Evolv Technologies Holdings, Inc. As a result of the Business Combination, the stockholders of Legacy Evolv became stockholders of the Issuer and each outstanding share of common stock and preferred stock of Legacy Evolv was converted into the right to receive shares of Class A Common Stock on a one-to-0.378 basis in accordance with the Merger Agreement and the options to purchase shares of common stock of Legacy Evolv were converted into options to purchase shares of Class A Common Stock equal to the number of shares subject to such options prior to the closing the Business Combination.
    Pursuant to the Merger Agreement, upon consummation of the Business Combination, the Reporting Person received 2,856,988 shares of Class A Common Stock and options to purchase 2,278,580 shares of Class A Common Stock and the Family Horizon Trust and the E Ventures Trust, trusts controlled by the Reporting Person, received 151,135 shares of Class A Common Stock and 2,259,987 shares of Class A Common Stock, respectively, over which the Reporting Person may be deemed to have sole or shared beneficial ownership as a result of his position as co-trustee of such trusts. In addition, pursuant to the Merger Agreement, the Reporting Person, the Family Horizon Trust and the E Ventures Trust respectively received 613,223, 18,278 and 273,313 performance rights subject to forfeiture, which will vest and convert into an equal number of shares of Class A Common Stock, in three substantially equal installments if the Class A Common Stock achieves a price per share for any period of 20 trading days out of 30 consecutive trading days prior to March 5, 2026 that equals or exceeds the following thresholds: $12.50, $15.00 and $17.50.
10b5-1 Trading Plan
    On December 16, 2022, the Reporting Person entered into a trading plan (the “Trading Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, with the intent to achieve the investment objectives of broader diversification of investments, while reducing the risk of over concentration in a particular investment. Pursuant to the Trading Plan, a broker dealer will make periodic sales of up to an aggregate of 1,000,000 sales of shares of Class A Common Stock on behalf of the Reporting Person.

General
The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties regarding potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value, or consider and explore and/or encourage such other persons to consider or explore potential corporate transactions involving the Issuer and its securities including, among other things: mergers, reorganizations or other business combination transactions, including transactions that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure. Although the Reporting Person may engage in the transfer of securities of the Issuer to entities controlled by them for estate planning purposes from time to time, the Reporting Person has no current plans to sell Class A Common Stock owned by the Reporting Person for cash or to support corporate transactions that would result in a loss of the Reporting Person’s position with the Issuer.
Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.
Item 5.    Interest in Securities of the Issuer.
(a) – (b)
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 145,892,870 shares of Class A Common Stock outstanding as of January 30, 2023 based on information provided to the Reporting Person by the Issuer.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Michael Philip Ellenbogen	7,645,777	5.2%	5,234,655	2,411,122	5,234,655	2,411,122

The Reporting Person is the record holder of 2,858,874 shares of Class A Common Stock, options to purchase 2,328,031 shares of Class A Common Stock that are currently exercisable or which will vest within 60 days, and 47,750 shares of Class A Common Stock issuable upon the settlement of RSUs that will vest within 60 days. In addition, as a result of his position as co-trustee, the Reporting Person may be deemed to have sole or shared beneficial ownership of (i) 151,135 shares of Class A Common Stock Family Horizon Trust and (ii) 2,259,987 shares of Class A Common Stock held by E Ventures Trust.

(c)    Other than sales made on January 5, 2023 to cover withholding taxes and fees in connection with the vesting of performance-based RSUs, the Reporting Person has not effected any transactions in the Class A Common Stock during the past 60 days.

(d)    None.

(e)    Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
    Item 4 above summarizes certain provisions of the Trading Plan and is incorporated herein by reference. The Form of Trading Plan is attached as Exhibit 1 and is incorporated herein by reference.
    Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7.    Materials to be Filed as Exhibits

Exhibit Number	Description
1	Form of Trading Plan
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 30, 2023
/s/ Michael Ellenbogen
Michael Ellenbogen